UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): November 5, 2007

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (**318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

Michael H. Madison, President and Chief Executive Officer of Cleco Corporation (the "Company"), is making a presentation at the 42nd Edison Electric Institute (EEI) Financial Conference in Lake Buena Vista, Florida on November 6, 2007 (the "EEI Financial Conference"). A copy of the slides (the "Slides") that Mr. Madison will use in his presentation is furnished with this report as Exhibit 99.1. In addition, a press release issued by the Company on October 31, 2007 announcing Mr. Madison's plan to speak at the EEI Financial Conference is furnished with this report as Exhibit 99.2 (the "Press Release"). The Press Release and the information in the Slides is being furnished, not filed, pursuant to Item 7.01 of Form 8-K. Accordingly, the Press Release and the information in the Slides will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of the information in this report is not intended to, and does not, constitute a determination or admission by the Company that the information in the Slides is material or complete, or that investors should consider this information before making an investment decision with respect to any security of the Company or of any of its subsidiaries, including Cleco Power.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are furnished herewith:

99.1   Slides from Michael H. Madison's presentation to be given at the EEI Financial Conference.

99.2   Press Release issued October 31, 2007 announcing Mr. Madison's plan to speak at the EEI Financial Conference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: November 5, 2007   By: /s/ R. Russell Davis
                                           R. Russell Davis
                                           Vice President and
                                           Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Slides from Michael H. Madison's presentation to be given at the EEI Financial Conference.
99.2	Press Release issued October 31, 2007 announcing Mr. Madison's plan to speak at the EEI Financial Conference.